Exhibit 99.2

Autohome Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE: ATHM and HKEX: 2518)

NOTICE OF ANNUAL GENERAL MEETING

To be held on June 21, 2024

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Autohome Inc. (the “Company”) will be held at 4:00 p.m. on June 21, 2024 (Beijing time) at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China, for the purpose to consider and, if thought fit, pass the following resolution (the “Proposed Resolution”):

1.

as an ordinary resolution, THAT Mr. Quan Long be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

2.

as an ordinary resolution, THAT Mr. Tao Wu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

3.

as an ordinary resolution, THAT Ms. Keke Ding be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

4.

as an ordinary resolution, THAT Dr. Fan Lu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Quan Long, Mr. Tao Wu, Ms. Keke Ding and Dr. Fan Lu is set out in Exhibit A hereto.

SHARES RECORD DATE AND ADSs RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 23, 2024 (Hong Kong time) as the record date (the “Shares Record Date”) of the Company’s ordinary shares with a par value of US$0.0025 each (the “Shares”). Holders of record of Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjournment(s) or postponement(s) thereof. The latest time for lodging transfers of Shares with the branch share registrar and transfer office of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration in order to qualify for attending and voting at the AGM is 4:30 p.m. on May 23, 2024 (Hong Kong time).

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 20, 2024 (New York time) (the “ADSs Record Date”) who wish to exercise their voting rights for the underlying Shares represented by their ADSs must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADSs Record Date who wishes to direct the vote attaching to the underlying Shares represented by his or her ADSs will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs).

Holders of record of Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 4:00 p.m. (Hong Kong time) on June 19, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on June 12, 2024 to enable the votes attaching to the underlying Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the “SEC”). The Form 20-F can be accessed on the Company’s website at https://ir.autohome.com.cn, as well as on the SEC’s website at https://www.sec.gov.

The Company has also published its annual report for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEX”), which can be accessed on the Company’s website at https://ir.autohome.com.cn, as well as on the HKEX’s website at https://www.hkexnews.hk.

By Order of the Board of Directors,
Autohome Inc.

By:	/s/ Tao Wu
Name:	Tao Wu
Title:	Director and Chief Executive Officer

Beijing, China

April 26, 2024

Exhibit A

BIOGRAPHIC INFORMATION OF THE DIRECTOR STANDING FOR RE-ELECTION

Mr. Quan Long has served as a director and chairman of the Board of the Company since January 2021, and has served as the chief executive officer of the Company between January 2021 and December 2023. Before joining the Company, Mr. Long had held a series of leadership roles within Ping An Insurance (Group) Company of China, Ltd. since he first joined as a salesman in 1998, including as the assistant general manager, vice general manager and general manager of several provincial-level branches of Ping An Property & Casualty Insurance Company of China, Ltd. He currently serves as the chairman of the board and the chief executive officer of Ping An Property & Casualty Insurance Company of China, Ltd. since November 2023. In addition, Mr. Long has extensive experience in business management at leading Internet companies, such as serving as the assistant general manager of Lufax Holding Ltd (NYSE: LU; HKEX: 6623) in charge of insurance business between October 2015 and January 2017, as the senior director of Ant Group’s insurance business since February 2017, and as the director, general manager and chief executive officer of Cathay Insurance Company Limited between June 2017 and September 2018. Mr. Long received his bachelor’s degree in engineering and master’s degree in engineering in June 1992 and April 2001, respectively, both from Wuhan University of Technology.

Mr. Tao Wu has served as a director and the chief executive officer of the Company since December 2023. Mr. Wu has over 28 years of experience in the property and casualty insurance and automobile services industries. Mr. Wu currently serves as a director of Ping An Property & Casualty Insurance Company of China, Ltd. Before joining the Company, he served as an executive director and a vice general manager of Ping An Property & Casualty Insurance Company of China, Ltd. Mr. Wu joined Ping An Property & Casualty Insurance Company of China, Ltd. in September 2001, and held a series of leadership roles there, including operating director, general manager of the Guangdong Branch, general manager of the Auto, Accident & Health Insurance Claims Department, vice general manager of the Fujian Branch and vice general manager of the Xiamen Branch. Mr. Wu also served as a vice president of the Company from July 2016 to November 2020. Mr. Wu received his bachelor’s degree in automotive engineering from Tsinghua University in July 1995.

Ms. Keke Ding has served as a director of the Company since July 2023. Ms. Ding has over 27 years of experience in property insurance industry and business management. Ms. Ding currently serves as the assistant general manager at Ping An Property & Casualty Insurance Company of China, Ltd. Ms. Ding has held multiple management roles relating to insurance and business management within Ping An Property & Casualty Insurance Company of China, Ltd. and its several provincial-level branches since May 1997, including managing distribution channels, retail customer marketing, and digital customer platforms. Ms. Ding received her bachelor’s degree in insurance from Dongbei University of Finance and Economics in July 1997.

Dr. Fan Lu has served as a director of the Company since July 2023. Dr. Lu has over 18 years of institutional investment management experience, spanning the areas of global macro hedge fund, quantitative investment, A-share market fundamental research, asset allocation and insurance asset-liability management. Dr. Lu currently serves as the general manager of asset management department at Ping An Property & Casualty Insurance Company of China, Ltd.. Dr. Lu has held a series of management roles relating to investment management within Ping An Group and its affiliates since September 2011. Prior to that, Dr. Lu held various positions of investment management at companies including AlphaSimplex, a hedge fund company in Boston, United States, and Haitong Securities Co., Ltd. (SHA: 600837; HKEX: 6837), a top securities firm in China. Dr. Lu received his PhD degree in statistics and a master’s degree in computer science from the University of Wisconsin-Madison in June 2006 and June 2005, respectively, and received his bachelor’s degree in biophysics from Nanjing University in June 1999.